MONTHLY REPORT - April, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  23,437,227     41,441,797
   Change in unrealized gain (loss) on open          41,720,552     17,267,531
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0         38,951
         obligations
      Change in unrealized gain (loss) from U.S.        204,850         95,392
         Treasury obligations

    Interest income                                     206,488        898,728

    Foreign exchange gain (loss) on margin              300,617        217,728
       deposits
                                                   ------------   ------------
Total: Income                                        65,869,734     59,960,127

Expenses:
   Brokerage commissions                              5,082,852     19,600,080

   Management fee                                        44,999        145,768

   20.0% New Trading Profit Share                       301,492        301,845

   Custody fees                                             310         41,606

   Administrative expense                               186,589        748,704
                                                   ------------   ------------
Total: Expenses                                       5,616,242     20,838,003

Net Income (Loss) - April, 2011                 $    60,253,492     39,122,124

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (678,860.141       $ 10,835,858     860,288,520    871,124,378
   units) at March 31, 2011
Addition of 5,436.319 units on                0       7,065,835      7,065,835
   April 1, 2011
Redemption of (6,316.187) units               0      (8,654,076)    (8,654,076)
   on April 30, 2011*
Net Income (Loss) - April, 2011         808,677      59,444,815     60,253,492
                                   -------------  -------------   ------------

Net Asset Value at April 30,
2011 (678,173.991 units inclusive
of 193.718 additional units) 	   $ 11,644,535     918,145,094    929,789,629
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST April 2011 UPDATE

            April   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1      6.85%       4.22%       $   1,369.67    658,890.611  $ 902,464,431
Series 2      6.07%       4.59%       $   1,412.54        111.972  $     158,165
Series 3      6.08%       4.67%       $   1,415.96     18,646.830  $  26,403,125
Series 4      7.46%       6.60%       $   1,456.23        524.578  $     763,908


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				   May 6, 2011


Dear Investor:

The Trust's strong performance in April was centered on currency market gains. Fed Chairman Bernanke continued to view the upswing in commodity prices as transitory and no threat to trigger significant inflation, but his policy of miniscule interest rates and quantitative easing has been a significant factor in the dollar's swoon while at the same time pushing up the price of dollar denominated commodities. In April the dollar took a significant additional dip, generating profits on the Trust's long positions in currencies of Europe, South America, Mexico, Canada, Australia, New Zealand, Korea, Singapore and India. Non-dollar cross rate trading added moderate profits, due to long Australian dollar positions versus the pound and yen, and short euro trades against Eastern European currencies.

Silver had large gains, eclipsing the strong upmove in gold. The weak dollar, concerns about future inflation and general loss of confidence in paper currencies were factors. Long positions in gold and silver were quite profitable. Industrial metals on the other hand were mixed as global economic growth decelerated somewhat. A long position in aluminum was profitable, but the bull markets in lead, zinc and copper continued to falter and long positions were unprofitable.

Energy prices were also boosted by the weak dollar and ongoing turmoil in the Middle East. Long positions in Brent and WTI crude oil, heating oil, gas oil and gasoline blendstock (RBOB) were profitable.

Interest rates are usually among the first market sectors to take future inflation into account, but in April rates in the U.S., Germany, Britain and Japan actually declined slightly. Chairman Bernanke has cited this situation for the proposition that inflationary expectations remain controlled. Profits on long positions in U.S., British and Japanese interest rate futures narrowly outweighed losses on short positions in German interest rate futures.

Global equity markets also showed no sign of panic over inflation and the dollar's decline. Long positions in U.S., Taiwanese, Korean and certain European stock index futures were profitable.

Agricultural commodity markets were slightly unprofitable with a few markets which had been in strong uptrends - cotton, cattle, sugar - reversing course. The uptrend in arabica coffee, cocoa and corn continued and long positions generated small profits.




					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman